Mark J. Wishner
Tel. 703.749.1352
Fax 703.749.1301
wishnerm@gtlaw.com

April 11, 2008

VIA EDGAR AND COURIER

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Maryse Mills-Apenteng
Mail Stop 4561

Re:	SouthPeak Interactive Corporation
Amendment No. 3 to Registration Statement on Form S-4
Filed April 10, 2008
File No. 333-148691

Dear Ms. Mills-Apenteng:

On behalf of SouthPeak Interactive Corporation (the “Company”), and in response to telephonic comment of the Commission staff (the “Staff”) received by us on April 10, 2008, enclosed please find Amendment No. 4 to the Company’s Registration Statement on Form S-4 initially filed on January 16, 2008. Amendment No. 4 to the Registration Statement is marked to show changes from Amendment No. 3 of the Registration Statement filed on April 10, 2008.

Please do not hesitate to call me at (703) 749-1352 or Chris Davis at (703) 749-1305 should you have any questions concerning this filing or any of the above responses.

Very truly yours,
/s/ Mark J. Wishner
Mark J. Wishner

Enclosures

Copies to:	Rahul C. Prakash
Terry Phillips